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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

TRIARC COMPANIES, INC.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities)
895927101
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Continued on following page(s))
Page 1 of 11 Pages

CUSIP No. 895927101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 1,109,780
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,260,380
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,380(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	The percent ownership calculated is based upon an aggregate of 23,964,599 shares outstanding as of October 31, 2005.

Page 2 of 11 Pages

CUSIP No. 895927101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Performance Limited Partnership; Tax I.D. No.: 36-3645043
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 17,300
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 17,300
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,300(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 23,964,599 shares outstanding as of October 31, 2005.

Page 3 of 11 Pages

CUSIP No. 895927101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Limited Partnership No. 1; Tax I.D. No.: 36-3528572
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 10,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 10,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	The percent ownership calculated is based upon an aggregate of 23,964,599 shares outstanding as of October 31, 2005.

Page 4 of 11 Pages

CUSIP No. 895927101

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Investment Corp.; Tax I.D. No.: 36-2891284
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES	5	SOLE VOTING POWER 20,000
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 20,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BD

(1)	The percent ownership calculated is based upon an aggregate of 23,964,599 shares outstanding as of October 31, 2005.

Page 5 of 11 Pages

CUSIP No. 895927101

Item 1(a).	Name of Issuer:

Triarc Companies, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

280 Park Avenue New York, NY 10017

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:

(i)	Keeley Asset Management Corp.

(ii)	Kamco Performance Limited Partnership

(iii)	Kamco Limited Partnership No. 1

(iv)	Keeley Investment Corp.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i)-(iv)	401 South LaSalle Street Chicago, Illinois 60605

Item 2(c).	Citizenship:

(i)	Keeley Asset Management Corp. is an Illinois corporation.

(ii)	Kamco Performance Limited Partnership is an Illinois limited partnership.

(iii)	Kamco Limited Partnership No. 1 is an Illinois limited partnership.

(iv)	Keeley Investment Corp. is an Illinois corporation.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

895927101

Page 6 of 11 Pages

CUSIP No. 895927101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

[_]	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

[_]	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

[_]	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

[_]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 1,260,380

(b)	Percent of Class: 5.3%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,109,780

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 1,260,380

(iv)	shared power to dispose or to direct the disposition of: -0-

Page 7 of 11 Pages

CUSIP No. 895927101

Kamco Performance Limited Partnership

(a)	Amount Beneficially Owned: 17,300

(b)	Percent of Class: 0.07%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 17,300

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 17,300

(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Limited Partnership No. 1

(a)	Amount Beneficially Owned: 10,000

(b)	Percent of Class: 0.04%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 10,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 10,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Keeley Investment Corp.

(a)	Amount Beneficially Owned: 20,000

(b)	Percent of Class: 0.08%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 20,000

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 20,000

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Page 8 of 11 Pages

CUSIP No. 895927101

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influeincing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

Exhibits.

1.	Agreement to file Schedule 13G jointly.

Page 9 of 11 Pages

CUSIP No. 895927101

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2006

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO PERFORMANCE LIMITED PARTNERSHIP
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KAMCO LIMITED PARTNERSHIP NO. 1
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KEELEY INVESTMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 10 of 11 Pages

CUSIP No. 895927101

EXHIBIT 1

        AGREEMENT dated as of February 10, 2006 by and among Keeley Asset Management Corp., an Illinois corporation, Kamco Performance Limited Partnership, an Illinois limited partnership, Kamco Limited Partnership No. 1, an Illinois limited partnership, and Keeley Investment Corp., an Illinois corporation.

        WHEREAS, in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934 (the “Act”), only one such statement need be filed whenever two or more persons are required to file a statement pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement is filed on behalf of each of them.

        NOW, THEREFORE, in consideration of the premises and mutual agreements herein contained, the parties hereto agree as follows:

        Keeley Asset Management Corp., Kamco Performance Limited Partnership, Kamco Limited Partnership No. 1 and Keeley Investment Corp. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file one Statement on Schedule 13G relating to their ownership of the Class A Common Stock of Triarc Companies, Inc., and hereby further agree that said Statement shall be filed on behalf of Keeley Asset Management Corp., Kamco Performance Limited Partnership, Kamco Limited Partnership No. 1 and Keeley Investment Corp. Nothing herein shall be deemed to be an admission that the parties hereto, or any of them, are members of a “group” (within the meaning of Section 13(d) of the Act and the rules promulgated thereunder) with respect to any securities of Triarc Companies, Inc.

        IN WITNESS WHEREOF, the parties have executed this agreement as of the date first written above.

KEELEY ASSET MANAGEMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President
KAMCO PERFORMANCE LIMITED PARTNERSHIP
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KAMCO LIMITED PARTNERSHIP NO. 1
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., General Partner
KEELEY INVESTMENT CORP.
/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

Page 11 of 11 Pages